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                           June 11, 2020

       David Gladstone
       President and Chief Executive Officer
       The Gladstone Companies, Inc.
       1521 Westbranch Drive, Suite 100
       McLean, VA 22102

                                                        Re: The Gladstone
Companies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 2, 2020
                                                            File No. 024-11232

       Dear Mr. Gladstone:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information or amending your offering statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing the information you provide in response to these comments or any amendment to your offering statement, we may have additional comments.

       Offering Statement Submitted June 2, 2020

       Offering Circular Summary
       Recent Developments, page 7

   1. We note your response to comment 3 and your updates to performance percentages and other metrics through
December 31, 2019. Please confirm to us that there have not been any material changes to
these percentages and metrics since December 31, 2019.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 David Gladstone
The Gladstone Companies, Inc.
June 11, 2020
Page 2

action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact David Gessert at 202-551-2326 or Michael Clampitt at 202-551-3434 with any questions.



                                                           Sincerely,
FirstName LastNameDavid Gladstone
                                                           Division of
Corporation Finance
Comapany NameThe Gladstone Companies, Inc.
                                                           Office of Finance
June 11, 2020 Page 2
cc:       Erin M. Lett
FirstName LastName